Exhibit (a)(40)
FOR IMMEDIATE RELEASE
TRANSATLANTIC BOARD OF DIRECTORS REJECTS REVISED EXCHANGE
OFFER BY VALIDUS
OFFER SUBSTANTIALLY UNDERVALUES TRANSATLANTIC
AND ITS FUTURE PROSPECTS
WILL FILE INVESTOR PRESENTATION OUTLINING BOARD’S POSITION
DISCUSSIONS WITH TWO ADDITIONAL PARTIES CONTINUE
NEW YORK — November 4, 2011 — Transatlantic Holdings, Inc. (NYSE: TRH) (“Transatlantic” or “the Company”) today announced that its Board of Directors, after consultation with its independent financial and legal advisors, has unanimously determined to recommend that stockholders reject Validus Holdings, Ltd.’s (NYSE: VR) (“Validus”) revised Exchange Offer. Pursuant to the terms of the revised exchange offer, Transatlantic stockholders would receive 1.5564 voting common shares and $11.00 per share in cash. Validus has also suggested that Transatlantic cease its current plan to return capital to its stockholders through stock repurchases in order to fund a $2.00 pre-closing dividend that Validus suggests would be part of its consideration.
Transatlantic noted that it remains in discussions with two other parties regarding potential strategic alternatives and is fully committed to reaching a conclusion to this process expeditiously. There can be no assurance that these discussions will result in a proposal or a transaction.
“We strongly urge Transatlantic stockholders to reject Validus’ revised Exchange Offer, which still fails to adequately reflect our current financial position and future growth prospects,” said Richard S. Press, Chairman of the Transatlantic Board of Directors. “The revised proposal continues to be substantially lower than our book value, poses significant uncertainty with respect to ratings outcome and does not account for Transatlantic’s contributions to a combined company. Validus remains unwilling to fully compensate Transatlantic stockholders for their company’s long-term value creation potential.”
Mr. Press added, “We continue to assess strategic opportunities that may offer stockholders compelling value and are fully committed to reaching a conclusion to this process expeditiously. However, we are confident in our financial strength, risk management orientation and industry-leading global franchise. We strongly believe the execution of Transatlantic’s growth strategy will deliver greater value than Validus’ inadequate proposal.”
In reaching its conclusion to reject the revised Validus Exchange Offer, the Transatlantic Board of Directors noted, among other considerations, that the revised Validus Exchange Offer:
•	does not offer compelling value to Transatlantic stockholders and does not adequately reflect Transatlantic’s contributions to the combined company;

•	dilutes Transatlantic’s stockholders book value per share by 10% and writes down the Company’s balance sheet by $500 million pre-tax[1];

•	values Transatlantic at a 0.75x multiple of book value per share[1] compared to the price-to-book multiple agreed to in the now terminated merger with Allied World Assurance Company Holdings, AG (0.79x as of 10-Jun-2011);

•	results in higher catastrophe exposure, increasing balance sheet risk and reducing capital flexibility;

•	will likely negatively impact ratings; and

•	results in a questionable ability to fully realize potential synergies and plans to return capital.
On September 23, 2011, Transatlantic commenced discussions with Validus and entered into a confidentiality agreement, with a limited standstill that expired on October 31, 2011. Despite the expiration of the standstill provision, Transatlantic continued discussions with Validus in good faith. However, on November 2, 2011, Validus terminated previously scheduled meetings and discussions with Transatlantic and resumed its hostile approach.
Transatlantic has made the Board’s position on Validus’ revised Exchange Offer available to stockholders in a recommendation statement on Schedule 14D-9, which has been filed with the Securities and Exchange Commission (“SEC”) and is available on the SEC’s website at www.sec.gov. In addition, an investor presentation outlining the Transatlantic Board’s position will be filed and will be available on Transatlantic’s website at www.transre.com by clicking on the “Investor Information” tab and selecting “Presentations.”
Goldman, Sachs & Co. and Moelis & Company LLC are acting as financial advisors and Gibson, Dunn & Crutcher LLP is acting as legal counsel to Transatlantic.

[1]	Transatlantic Q3 2011 book value pro forma for completion of announced $300 million of share repurchases. Actual repurchases from September 26, 2011 to October 31, 2011 of 3.9 million shares at an average price of $50.33 for an aggregate amount of $195 million. Projected aggregate amount of repurchase from November 1, 2011 to December 31, 2011 of $105 million at an average of $53.03 assumed price per share (based on Transatlantic stock price as of November 3, 2011).

About Transatlantic Holdings, Inc.
Transatlantic Holdings, Inc. is a leading international reinsurance organization headquartered in New York, with operations on six continents. Its subsidiaries, Transatlantic Reinsurance Company®, Trans Re Zurich Reinsurance Company Ltd. and Putnam Reinsurance Company, offer reinsurance capacity on both a treaty and facultative basis ¯ structuring programs for a full range of property and casualty products, with an emphasis on specialty risks.
Visit — www.transre.com — for additional information about Transatlantic.
Cautionary Note regarding Forward-Looking Statements
This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by risks that the unsolicited Validus exchange offer and Validus consent solicitation disrupt current plans and operations; the ability to retain key personnel; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the Securities and Exchange Commission (“SEC”). You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.
Additional Information About the Validus Exchange Offer
This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus exchange offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Additional Information about the Validus Consent Solicitation
On November 3, 2011, Validus filed an amended preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove all of Transatlantic’s directors and nominate three new directors to the Transatlantic board of directors. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Transatlantic, its directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011.
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Contacts:
Investors:
Thomas V. Cholnoky
Transatlantic Holdings, Inc.
Senior Vice President, Investor Relations
1-212-365-2292
investor_relations@transre.com
or
Tom Gardiner / 1-212-440-9872
Donna Ackerly / 1-212-440-9837
Georgeson Inc.
transatlantic@georgeson.com
Media:
Steve Frankel/Eric Bonach
Joele Frank, Wilkinson Brimmer Katcher
1-212-355-4449
sfrankel@joelefrank.com
ebonach@joelefrank.com
or
Anthony Herrling/JoAnne Barrameda
Brainerd Communicators
1-212-986-6667
Ex. 738 (Herrling)/ex. 749 (Barrameda)
herrling@braincomm.com
barrameda@braincomm.com